Contact

www.linkedin.com/
in/1humanatwork (LinkedIn)
github.com/humanatwork
(Portfolio)

Top Skills

Public Speaking

Leadership

Social Media

Languages

English (Native or Bilingual)

Spanish (Elementary)

Russian (Limited Working)

French (Elementary)

Certifications

STARTALK CSUN Russian
Language and Culture Immersion
Program Certificate of Completion

PHLX101-01, Introduction to
Bioethics

Introduction to Complexity

Networked Life

Honors-Awards

Dean's Honor List

Benjamin Wallsten

Co-Founder at April Labs
New York

Summary

Currently, Co-founder & CPO at April Labs. Former Founder and
CEO at Flyright.

Graduated Cum Laude and with Departmental Honors with a
BS in Cognitive Science from UC Santa Cruz. My emphasis
was in Artificial Intelligence and Human-Computer Interaction. I
have extensive research experience in the fields of human-robot
interaction, value sensitive design, embodied cognition, and humor
theory.

I have authorships and co-authorships on several conference
publications. My primary research goal was (and continues to
be) the creation of an affective synthetic intelligence with emotion
comprehension and subjective states via an embodiment-inspired
cognitive architecture and physical manifestation.

Experience

April
2 years 10 months

Co-Founder & CPO
September 2021 - Present (8 months)
New York City Metropolitan Area

April is the first social commerce platform for apartment rentals, working with
local content creators to promote vacant real estate to a younger, mobile
audience through short, engaging walkthrough videos.

My responsibilities as the Chief Product Officer include the following:
• Planning the company's product and platform strategy, roadmap, and overall
vision.
• Directing user research and data collection to achieve product, platform, and
brand goals.
• Aligning platform operations with core product and business goals.

• Making executive and operational decisions on behalf of the company's business and product requirements.
• Collecting, analyzing, and translating user insights to help identify market trends and inform overall business and product decisions.
• Defining, implementing, and testing future product prototypes based on company and product vision.

Co-Founder & CTO
July 2019 - September 2021 (2 years 3 months)
Greater New York City Area

As the Chief Technology Officer of April, I was in charge of:
• Setting a vision for how technology will be used in the company.
• Creating prototypes for key product and platform tests in conjunction with business partners.
• Planning the company's product strategy and accompanying technical roadmap.
• Creating timelines for the development and deployment of all the products and services.
• Making executive decisions on behalf of the company's technological and business requirements.

The April Foundation
Director
April 2020 - Present (2 years 1 month)
New York, New York, United States

Antler
Founder in Residence
April 2020 - July 2020 (4 months)
New York, United States

Selected as one of the Founders in Residence to join the Antler NYC2 Accelerator cohort.

Flyright, Inc.
Founder and CEO
June 2017 - July 2020 (3 years 2 months)
Greater New York City Area

Cofounded and developed the backend infrastructure for Flyright, a mobile (iOS) and web app that reached nearly 20K global downloads and participated in the Madeira Startup Retreat Incubator in early 2019. Flyright's goal was to make the international travel process easier by providing all the information travelers needed about visa, health, and safety requirements to their destination country in a pleasing and intuitive Trip Card format.

My primary duties as CEO included:
- Handling public relations and marketing outreach by managing contact with users, reporters, and media outlets
- Identifying market opportunities and pursuing connections with investors, business partners, and users
- Managing the company's social media presence, primarily via Twitter and LinkedIn
- Developing the company's business plan and short- and long-term objectives

My primary duties as the primary technical founder included end-to-end design and implementation of:
- the web crawlers, parsing engines, and automated database update programs that collect, curate, and keep current the critical data behind Flyright's success,
- suitable data architectures and parsing for data collected from various sources,
- the private API through which all of Flyright's data is protected and distributed following a RESTful architecture,
- various AWS services like S3 and Cloudfront for website hosting, EC2 instances for data collection and curation as well as API endpoint hosting, and DynamoDB for critical data storage

ReCo Lab, UC Santa Cruz
Undergraduate Research Assistant
January 2017 - January 2018 (1 year 1 month)

Research Assistant in the Re-embodied Cognition (ReCo) Lab under Yasmin Chowdhury, PhD student, and Dr. Leila Takayam (PI). Researched trust in HRI, compliance, and embodiment in telepresence robotics.

Gibbs Lab, UC Santa Cruz
Undergraduate Research Assistant
January 2016 - November 2017 (1 year 11 months)

Research Assistant in Dr. Raymond Gibbs' lab in the Psychology Department. Current responsibilities include prepping and running experiment participants, participant response coding (for studies involving video recordings), data entry, and annotating and familiarizing myself with relevant background research. Worked under Patrawat Samermit on humor-related studies.

Polity, Inc.
Founder
April 2016 - August 2017 (1 year 5 months)
San Francisco Bay Area

Polity is all of government in one clean space. Read curated legislation, judicial rulings and executive actions directly from the source, no media involved.

UCSC Triathlon Club
1 year 1 month

President
June 2016 - June 2017 (1 year 1 month)
UC Santa Cruz

Vice President
November 2016 - May 2017 (7 months)
UC Santa Cruz

UC Santa Cruz
Teacher's Assistant/Section Leader
October 2015 - March 2016 (6 months)
Santa Cruz, California

Mentoring and leading a discussion section in an undergraduate course offering an interdisciplinary introduction to the study of the brain, the mind, and consciousness as they apply to artificial intelligence design and philosophy. Topics include such things as basic neuroscience, the philosophy and history of artificial intelligence, current AI research, and future directions for the development of emotive robotics and life-like (synthetic) intelligences. This class represents a first step in formalizing my own research in AI and the creation of emotive machines.

Pottery Barn
Stock Associate
August 2012 - September 2012 (2 months)
PB 754; Victoria Gardens location

Rehired to work as a Stock Associate after finishing my walk to the State Capitol.

Perception Walk (2012)
Founder and President
May 2012 - August 2012 (4 months)

Planned and implemented an approximately eight hundred mile walk along the coast of California in order to raise awareness about homelessness, and to test my mental and physical limits. Suitable walk routes from San Diego to San Francisco and from San Francisco to Sacramento had to be mapped and evaluated for various metrics like the likelihood of finding potable water or places to acquire food. I had to manage my own social media presence, and was interviewed by a reporter for the Santa Barbara Independent as well as several other journalists in the Bay Area. I completed the walk forty-nine days after starting.

Pottery Barn
Stock Associate
October 2011 - May 2012 (8 months)

Handled inventory deliveries, customer pick-ups, and various tasks involving strenuous physical exertion; maintained the organization and appearance of the stock room; answered stock calls and assisted with the general maintenance of the store when needed.

Ulta
Stock Associate/Cashier
August 2010 - December 2010 (5 months)

Handled inventory deliveries, stock processing (putting out product), and various maintenance tasks; answered telephone calls when necessary and cashiered part-time when requested.

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Education

University of California, Santa Cruz
B.S., Cognitive Science · (2015 - 2017)

Pasadena City College
Russian · (2013 - 2014)

Crafton Hills College
Associate's Degree, Mathematics · (2011 - 2014)